UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No. )*

Byline Bancorp, Inc.

(Name of Issuer)

Common Stock, Par Value of $0.01 Per Share

(Title of Class of Securities)

124411109

(CUSIP Number)

March 11, 2024

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 124411109	Schedule 13G	Page 2 of 5

1.	Name of Reporting Person Estate of Daniel L. Goodwin

2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,277,559

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,277,559

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,277,559

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9)
Approximately 9.6% (based on 44,378,792 shares of common stock issued and outstanding as of March 1, 2024 pursuant to the Byline Bancorp, Inc. Form 10-K filed with the SEC on March 4, 2024)

12.	Type of Reporting Person OO

CUSIP No. 124411109	Schedule 13G	Page 3 of 5

Item 1(a)	Name of Issuer: Byline Bancorp, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 180 North LaSalle Street, Suite 300 Chicago, Illinois 60601
Item 2(a)	Name of Person Filing Estate of Daniel L. Goodwin
Item 2(b)	Address of Principal Business Office 2901 Butterfield Road, Oak Brook, IL 60521
Item 2(c)	Citizenship Illinois
Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 124411109

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution:_____________

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP No. 124411109	Schedule 13G	Page 4 of 5

Item 4	Ownership:(2)
	(a)	Amount beneficially owned: 4,277,559
	(b)	Percent of class: 9.6%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: 4,277,559
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,277,559
		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 124411109	Schedule 13G	Page 5 of 5

After reasonable inquiry and to the best of its knowledge and belief, the undersigned Reporting Persons certify that the information set forth in this statement is true, complete, and correct.

Date: April 1, 2024

ESTATE OF DANIEL L. GOODWIN

/s/ Carol F. Goodwin
Carol F. Goodwin, not individually but solely as Co-Executor of the Estate